Filed by Elbit Medical Imaging Ltd.
                                                  Pursuant to Rule 425 under the
                                         Securities Act of 1933 and deemed filed
                                               pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                                   Subject Company: Elscint Ltd.
                                                  Commission File No.: 001-08781


The following is a press release disseminated by Elbit Medical Imaging Ltd. on September 12, 2005:


                                                           FOR IMMEDIATE RELEASE

                      ELBIT MEDICAL IMAGING LTD. ANNOUNCES

                           SECOND QUARTER 2005 RESULTS

Tel Aviv, Israel - September 12, 2005 - Elbit Medical Imaging Ltd. (NASDAQ:
EMITF) ("EMI" or the "Company") today announced its consolidated results for the three and six-month periods ended June 30, 2005.

Net loss for the second quarter of 2005 totaled NIS 30.8 million (US $6.7 million), compared with a net loss of NIS 54.4 million in the corresponding period of 2004.

Revenues for the second quarter of 2005 totaled NIS 143.9 million (US $31.5 million), compared with revenues of NIS 172.4 million in the corresponding period of 2004.

Commentary for the Second Quarter:

Mr. Shimon Yitzhaki, President of Elbit Medical Imaging commented: "The results of the second quarter of 2005 do not reflect EMI's current business position as they include expenses incurred in respect of the sale of shopping and entertainment centers to the Klepierre group, but do not record the capital gains expected from such transaction.

"The results also include NIS 22.6 million (US $4.9 million) due to a provision for a neither recurring nor cash flow entailing impairment loss expected on EMI's investment in Vcon Telecommunication Ltd., and a provision for a loss that may result from a decrease in EMI's shareholding in Elscint Ltd., a subsidiary of the Company (NYSE: ELT) ("Elscint"), assuming realization of Elscint's employees stock.

"In addition, EMI's research and development expenses increased in the second quarter of 2005 due to an acceleration in R&D efforts by EMI's subsidiary, InSightec Image Guided Treatment Ltd. ("InSightec"), for several potential applications."

Finally, concluded Mr. Yitzhaki: "EMI's proposed merger with Elscint is intended to enable the merging companies to exploit opportunities that were previously unavailable to either company independently, and to reduce operational costs."

The Chairman of the Board Mr. Mordechay Zisser, commented: "The recent Klepierre Agreement together with the previous sales agreements during the last year, in total aggregate amount of US $1 billion further establish EMI's position as the regional industry leader in development and construction of shopping and entertainment centers, and demonstrate the success of our strategy of co-operation with large European bodies in various areas of operations. Moreover, the Klepierre transactions have enabled EMI to accelerate its development and construction of additional shopping and entertainment centers in Europe. The EMI results for the second quarter of 2005 do not reflect the substantial profit from the transactions with Klepierre that the Company expects to record later this year and in 2006."

The breakdown of revenue by sector of activity is presented in the following table (in NIS thousands):

                                                      For the 6-month
                                                    period ended June 30
                                               2005      %         2004     %

    Operating commercial centers             96,664     37      195,851    60
    Hotels operation and management         121,232     45      109,279    33
    Sale of medical systems                  33,922     13       17,218     5
    Sale of goods                             4,787      2            -     -
    Lease of assets                           6,609      3        6,606     2
    Total revenues                          263,214    100      328,954   100

                                                      For the 3-month
                                                    period ended June 30
                                               2005      %         2004     %

    Operating commercial centers             44,827     31      100,205    58
    Hotels operation and management          66,689     47       57,192    33
    Sale of medical systems                  24,307     17       11,705     7
    Sale of goods                             4,787      3            -     -
    Lease of assets                           3,304      2        3,326     2
    Total revenues                          143,914    100      172,428   100

                                                    For the twelve-month
                                                    period ended Dec 31
                                                       2004        %

    Operating commercial centers                     311,893      53
    Hotels operation and management                  218,365      37
    Sale of medical systems                           44,049       8
    Sale of goods                                          -
    Lease of assets                                   13,238       2
    Total revenues                                   587,545     100

The breakdown of gross profit by sector of activity is presented in the following table (in NIS thousands):

                                                      For the 6-month
                                                    period ended June 30
                                               2005      %         2004     %

    Operating commercial centers             31,497     33       81,045    41
    Hotels operation and management          12,310     10       12,475    11
    Sale of medical systems                  25,575     75       14,488    84
    Goods sold                                3,134     65            -     -
    Lease of assets                           5,095     77        4,971    75
    Total gross profit                       77,611     29      112,979    34

                                                      For the 3-month
                                                    period ended June 30
                                               2005      %         2004     %

    Operating commercial centers             14,475     32       40,188    40
    Hotels operation and management           8,782     13        8,607    15
    Sale of medical systems                  18,121     75       10,048    86
    Goods sold                                3,134     65            -     -
    Lease of assets                           2,549     77        2,548    77
    Total gross profit                       47,061     33       61,391    36

                                                     For the twelve-month
                                                     period ended Dec 31
                                                         2004         %

    Operating commercial centers                       112,113       36
    Hotels operation and management                     17,271        8
    Sale of medical systems                             34,215       78
    Goods sold                                               -        -
    Lease of assets                                     10,063       76
    Total gross profit                                 173,662       30

The percentages in the above table refer to gross margins (gross profit as a percentage of the revenue in each respective sector).

The decrease in revenues for the three-month period ended on June 30, 2005, compared to the corresponding period of the previous year, is due to: (i) the exclusion of the activities of the 12 Hungarian shopping centers sold to Klepierre Group at the beginning of the third quarter of 2004; and (ii) the exclusion of the four additional shopping centers in Hungary sold to Dawnay Day Group at the beginning of the second quarter of 2005.

The consolidated net financial expenses for the three-month period ended June 30, 2005 totaled NIS 31.8 million (US $7.0 million), compared with a net financial expenses of NIS 74.5 million in the corresponding period of 2004. This substantial decrease results from a combination of the following factors:

      1. During the second quarter of 2005 the Company recorded financial income of NIS 10.3 million (US$ 2.3 million) from derivative financial instrument transactions, compared to expenses of NIS 41.6 million from in the corresponding period of the previous year.

      2. Financial expenses in the three-month period ended June 30, 2005, have increased by NIS 9.2 million (US $2.0 million), net, mainly as a result of (i) a reduction in the amount of outstanding bank loans in Plaza Centers due to the realization of the 16 shopping centers in 2004 and 2005, on one hand; and on the other hand (ii) an increase in volume of outstanding loans granted to operating companies mainly in the hotel business, with the addition of the negative effect of exchange rate differences, mainly NIS against the US Dollar (4.8%).

Other net expenses for the three-month period ended June 30, 2005 was NIS 22.1 million (US $4.8 million), which resulted primarily from a provision for impairment loss expected on EMI's investment in Vcon Telecommunication Ltd., and a provision for a loss that may result from decrease in EMI's shareholding in Elscint, assuming realization of Elsicnt's employees stock. The latter provision was recorded according to Israeli GAAP, as in effect through the end of 2005 (non-US GAAP), notwithstanding that the loss covered therein may not materialize, in the event EMI's proposed merger with Elscint is concluded.

In the second quarter of 2005, EMI recorded a deferred tax asset, in the amount of NIS 14.1 million (US $3.1 million), in respect of temporary differences arising from investments in its subsidiaries since following the 2005 Klepierre transactions, as concluded in July 2005, the utilization of such temporary differences against taxable profit in the foreseeable future, became initially probable.

The basic net loss per share for the three-month period ending June 30, 2005, was NIS 1.4 per share (US $0.3 per share).

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through its subsidiary, Elscint Ltd.; and (iii) research and development in the image guided focused ultrasound activities through its subsidiary, InSightec - Image Guided Treatment Ltd.

This press release does not constitute an offer of any securities for sale. Before making any voting or investment decision, investors are urged to read the joint proxy statement/prospectus regarding the proposed merger between EMI and Elscint and any other relevant documents carefully in their entirety when they become available because they would contain important information about the proposed transaction. Any final joint proxy statement/prospectus would be mailed to EMI's and Elscint's shareholders. The registration statement containing the joint proxy statement/prospectus and other documents are available free of charge at the Securities and Exchange Commission's Internet site (http://www.sec.gov).

EMI, Elscint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of a proposed transaction. Information regarding EMI's directors and executive officers is available in EMI's Annual Report for the Fiscal Year Ended December 31, 2004, which was filed with the Securities and Exchange Commission on June 30, 2005. Information regarding Elscint's directors and executive officers is available in Elscint's Annual Report for the Fiscal Year Ended December 31, 2004, which was filed with the Securities and Exchange Commission on June 30, 2005 and as amended and filed with the Securities and Exchange Commission on July 14, 2005. Information regarding persons who may, under the rules of the Securities and Exchange Commission, be considered participants in a solicitation of EMI and Elscint shareholders in connection with a proposed transaction is set forth in the joint proxy statement/prospectus filed with the Securities and Exchange Commission.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, the risk that the Klepierre transactions are not consummated, risks related to the proposed merger of EMI and Elscint such as a failure to successfully integrate the two companies or realize the expected benefits from the proposed merger, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, EMI's Form F-4 Registration Statement filed with the Securities and Exchange Commission on September 1, 2005 and Form 20-F Annual Report for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005.

   Company Contact:                       Investor Contact:
   ----------------                       -----------------
   Marc Lavine, Adv.                      Kathy Price
   Elbit Medical Imaging Ltd.             The Anne McBride Company
   011-972-3-608-6011                     1-212-983-1702 x212
   mlavine@europe-israel.com              kprice@annemcbride.com
   -------------------------              ----------------------


                           ELBIT MEDICAL IMAGING LTD.
                           CONSOLIDATED BALANCE SHEETS

                                                              June 30                     Dec 31          June 30
                                                      ------------------------           ---------    -------------
                                                        2005           2004                2004            2005
                                                      ------------------------           ---------     ------------
                                                                                                       Convenience
                                                                                                       translation
                                                              NIS in thousands                           US$'000
                                                      --------------------------------------------     ------------

Current Assets
Cash and cash equivalents                              213,774        128,343            345,745         46,737
Short-term deposits and investments                    271,104        315,460            278,021         59,271
Trade accounts receivable                               50,807         46,648             39,102         11,108
Receivables and other debit balances                   101,689         79,298             66,140         22,232
Inventories                                             16,299          6,894              7,331          3,563
                                                      --------       --------           --------        -------
                                                       653,673        576,643            736,339        142,911
                                                      --------       --------           --------        -------

Long-Term Investments and Receivables
 Long-term deposits,
 debentures, loans and receivables                     102,135        106,527            113,785         22,329
Investments in investees
 and other companies                                    56,777        123,806             71,608         12,413
                                                     ---------       --------           --------        -------
                                                       158,912        230,333            185,393         34,742
                                                     ---------       --------           --------        -------

Fixed Assets                                         3,483,196      4,807,211          3,527,988        761,521
                                                     ---------       --------           --------        -------

Other Assets and Deferred Expenses                      54,759         77,034             55,859         11,972
                                                     ---------       --------           --------        -------

Assets Related to Discontinuing Operations              13,110         14,760             14,700          2,866
                                                     ---------       --------           --------        -------

                                                     4,363,650      5,705,981          4,520,279        954,012
                                                     =========       ========           ========        =======

Current Liabilities
Short-term credits                                     633,744      1,052,344            536,937        138,554
Suppliers and service providers                         83,355         97,307             74,358         18,224
Payables and other credit balances                     153,786        143,977            183,446         33,622
                                                     ---------       --------           --------        -------
                                                       870,885      1,293,628            794,741        190,399
                                                     ---------       --------           --------        -------

Long-Term Liabilities                                2,365,790      2,899,056          2,418,897        517,226
                                                     ---------       --------           --------        -------

Liabilities Related to Discontinuing Operations         71,168         79,544             71,986         15,559
                                                     ---------       --------           --------        -------

Convertible debentures                                  61,839           --                 --           13,520
                                                     ---------       --------           --------        -------

Minority Interest                                      404,939        460,651            430,687         88,531
                                                     ---------       --------           --------        -------

Shareholders' Equity                                   589,029        973,102            803,968        128,778
                                                     ---------       --------           --------        -------

                                                     4,363,650      5,705,981          4,520,279        954,012
                                                     =========       ========           ========        =======


                           ELBIT MEDICAL IMAGING LTD.
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                                                   Six
                                                   Six months                Three months            Year         months
                                                     ended                       ended               ended        ended
                                                    June 30                     June 30              Dec 31       June 30
                                             --------------------        -------------------        ---------   -----------
                                              2005          2004          2005          2004          2004         2005
                                              -------------------        -------------------        ---------   -----------
                                                                                                                Convenience
                                                                                                                translation
                                                                 NIS in thousands                                 US$'000
                                             ----------------------------------------------------------------   -----------

Revenues
Commercial center operations                 96,664       195,851        44,827       100,205       311,893        21,133
Hotels operations and
 management                                 121,232       109,279        66,689        57,192       218,365        26,505
Sale of medical systems                      33,922        17,218        24,307        11,705        44,049         7,416
Sales of goods                                4,787          --           4,787          --            --           1,047
Lease of assets                               6,609         6,606         3,304         3,326        13,238         1,445
                                            -------       -------       -------       -------       -------        ------
                                            263,214       328,954       143,914       172,428       587,545        57,546
                                            -------       -------       -------       -------       -------        ------

Costs of revenues
Commercial center operations                 65,167       114,806        30,352        60,017       199,780        14,247
Hotels operations and
 management                                 108,922        96,804        57,907        48,585       201,094        23,813
Sale of medical systems                       8,347         2,730         6,186         1,657         9,834         1,825
Cost of goods sold                            1,653          --           1,653          --            --             361
Lease of assets                               1,514         1,635           755           778         3,175           331
                                            -------       -------       -------       -------       -------        ------
                                            185,603       215,975        96,853       111,037       413,883        40,578
                                            -------       -------       -------       -------       -------        ------

Gross profit                                 77,611       112,979        47,061        61,391       173,662        16,968

Project initiation expenses                   8,948           359         3,319           182         2,371         1,956
Research and development
 expenses, net                               26,657        21,095        15,098         9,108        38,158         5,828
Marketing and selling expenses               17,641        23,673        11,678        13,352        43,075         3,857
General and administrative
 expenses                                    49,404        39,665        23,436        20,056        92,536        10,801
                                            -------       -------       -------       -------       -------        ------
                                            102,650        84,792        53,531        42,698       176,140        22,442
                                            -------       -------       -------       -------       -------        ------

Operating profit(loss) before
 financial expenses, net                    (25,039)       28,187        (6,470)       18,693        (2,478)       (5,474)
Financial expenses, net                     (64,560)      (27,097)      (31,788)      (74,488)      (53,569)      (14,115)
                                            -------       -------       -------       -------       -------        ------
Operating profit(loss) after
 financial expenses, net                    (89,599)        1,090       (38,258)      (55,795)      (56,047)      (19,589)
Other income (expenses), net                  5,222       (15,396)      (22,113)         (282)       96,908         1,142
                                            -------       -------       -------       -------       -------        ------
Profit (loss) before income
 taxes                                      (84,377)      (14,306)      (60,371)      (56,077)       40,861)      (18,447)
Income taxes (tax benefits)                 (15,774)       17,089       (16,567)        1,814        15,804        (3,449)
                                            -------       -------       -------       -------       -------        ------
Profit (loss) after income
 taxes                                      (68,603)      (31,395)      (43,804)      (57,891)       25,057       (14,998)
Share in results of
 associated companies, net                   (5,241)       (8,276)       (3,096)       (4,930)      (15,968)       (1,146)
Minority interest in results of
 subsidiaries, net                           34,539        14,661        17,418         6,794        27,448         7,551
                                            -------       -------       -------       -------       -------        ------
Profit (loss) from continuing
 operation                                  (39,305)      (25,010)      (29,482)      (56,027)       36,537        (8,593)
Profit (loss) from
 discontinuing operation, net                (1,877)          848        (1,334)        1,580         6,810          (410)
Cumulative effect of accounting
 change at the beginning of
 the year                                      (605)         --            --            --            --            (132)
                                            -------       -------       -------       -------       -------        ------
Net income (loss)                           (41,787)      (24,162)      (30,816)      (54,447)       43,347        (9,136)
                                            =======       =======       =======       =======       =======        ======

Earnings (loss) per share -
 (in NIS)
Basic earnings (loss) per share:
From continuing operation                     (1.78)        (1.12)        (1.34)        (2.51)         1.59         (0.39)
From discontinuing operation                  (0.09)         0.04         (0.06)         0.07          0.30         (0.02)
Cumulative effect
 of accounting change at the
 beginning of the year                        (0.03)         --            --            --            --           (0.01)
                                            -------       -------       -------       -------       -------        ------
Basic earnings (loss) per share               (1.90)        (1.08)        (1.40)        (2.44)         1.89         (0.42)
                                            =======       =======       =======       =======       =======        ======
Diluted earnings (loss) per share             (1.90)        (1.08)        (1.40)        (2.44)         1.84         (0.42)
                                            -------       -------       -------       -------       -------        ------